UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  50249
________________________________________________________________________

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                            THE LEATHER FACTORY, INC.
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.0024
                         (Title of Class of Securities)

                                    522126101
                                 (CUSIP Number)

                               PATRICK A. REARDON
                                 ATTORNEY-AT-LAW
                        210 WEST SIXTH STREET, SUITE 401
                             FORT WORTH, TEXAS 76102
                                 (817) 348-8801
                              FAX:  (817) 348-8804
 (Name, Address and Telephone Number of person authorized to receive notices and communications)

                               SEPTEMBER 24, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), (f), or (g), check the following box. (___)

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13c-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 2)

CUSIP  NO.  522126101

____________________________________________________________________________
1)  NAME  OF  REPORTING  PERSONS
I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)
                              J. Wray Thompson, Sr.
    ________________________________________________________________________
2)  CHECK  THE  APPROPRIATE  BOX  IF  EITHER  IS  A  MEMBER  OF  A  GROUP
                      (A)  (___)                 (B)  ( X)
____________________________________________________________________________
3)  SEC  USE  ONLY

____________________________________________________________________________
4)  SOURCE  OF  FUNDS
                                     PF, OO
    ________________________________________________________________________
5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED BY ITEMS 2(D) OR 2(E) (____)
____________________________________________________________________________
6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                            United States of America
____________________________________________________________________________

                         7) SOLE VOTING POWER
NUMBER OF                      2,214,331
SHARES                   8) SHARED VOTING POWER
BENEFICIALLY                   5,528,766
OWNED BY EACH            9) SOLE DISPOSITIVE POWER
REPORTING                      2,214,331
PERSON WITH             10) SHARED DISPOSITIVE POWER
                               5,528,766

____________________________________________________________________________
11)  AGGREGATE  AMOUNT  BENEFICALLY  OWNED  BY  EACH  REPORTING  PERSON
                                    5,528,766
____________________________________________________________________________
12)  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES CERTAIN SHARES
(____)
____________________________________________________________________________
13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                                      52.8%
    ________________________________________________________________________
14)  TYPE  OF  REPORTING  PERSON
                                       IN
    ________________________________________________________________________

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 2)

CUSIP  NO.  522126101
____________________________________________________________________________

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER

     ITEM  5  IS  AMENDED  TO  READ  IN  ITS  ENTIRETY  AS  SET  FORTH  BELOW:

( a ) & ( b ) Mr. Thompson currently is the beneficial owner of 2,214,331 shares (21.1 percent of the total outstanding shares) of Common Stock ("Common Stock") issued by The Leather Factory, Inc., a Delaware corporation ("Issuer"). Of this amount, 112,584 shares are held in The Leather Factory, Inc. Employee Stock Ownership Plan ("ESOP") or other retirement plan and are allocated to Mr. Thompson's account. Mr. Thompson has the sole right to vote the foregoing 2,214,331 shares or to dispose of the shares (subject to certain standard restrictions in the ESOP and other plans.) See Item 2 for information concerning the property interests of Mr. Thompson's spouse in these shares.

In addition, Mr. and Mrs. Morgan are the beneficial owners of 3,314,435 shares of Common Stock (31.7 percent of the total outstanding shares). Of this amount, 173,127 shares are allocated to their ESOP accounts (115,810 shares in the account of Mr. Morgan and 57,317 in the account of Mrs. Morgan), and Mr. Morgan alone owns 7,008 shares. Mr. and Mrs. Morgan only have the right to vote these 3,314,435 shares or to dispose of them.

If Mr. Thompson is deemed to be the beneficial owner of Mr. and Mrs. Morgan's shares, he is the beneficial owner of 5,528,766 shares of Common Stock, or 52.8% of the total shares of the Common Stock outstanding. Mr. Thompson disavows beneficial ownership of the shares held by Mr. and Mrs. Morgan.

( c ) On September 24, 2003, Mr. Thompson sold 500,000 shares of the Common Stock at $3.50 per share. This transaction was effected through a private sale to an unrelated investor. The information reported in subparts (a) and (b) of this Item 5 gives effect to this transaction.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDING, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     ITEM  6  IS  AMENDED  TO  READ  IN  ITS  ENTIRETY  AS  SET  FORTH  BELOW:

     Mr. Thompson has entered into a contract with Westminster Securities Corporation (a member firm of the New York Stock Exchange) to advise him in connection with a possible sale of some of his Common Stock. The contract terminates on October 31, 2003. Westminster Securities Corporation acted pursuant to this agreement in the transaction described in Item 5 ( c ).

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS

     ITEM  7  IS  AMENDED  TO  READ  IN  ITS  ENTIRETY  AS  SET  FORTH  BELOW:

Exhibit  1
----------

Engagement Agreement, dated April 30, 2003, among Wray Thompson, The Leather Factory, Inc. and Westminster Securities Corporation



                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               September 30, 2003
________________________________________________________________________
Date
                      /s/ J. Wray Thompson, Sr.
________________________________________________________________________
Signature
                     J. Wray Thompson, Sr., Reporting Person
________________________________________________________________________
Name/Title

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1061).

EXHIBIT  1
----------

                       Westminster Securities Corporation
                         Member New York Stock Exchange


April  30,  2003

Mr.  Wray  Thompson
Chairman  and  CEO
The  Leather  Factory,  Inc.
3847  E.  Loop  820  South
Fort  Worth,  TX  76119

RE:  Engagement  Agreement

Dear  Wray:

This agreement ("Agreement") is made and entered into this 1st day of May, 2003 between Wray Thompson, (the "Seller"), The Leather Factory, Inc. ("Company") and Westminster Securities Corporation, a registered broker/dealer ("Westminster"). Pursuant to this Agreement, Westminster will provide services to the Seller as set forth below:

     1.  PURPOSE
     -----------

     Based on the terms set forth in this Agreement, the Seller hereby retains Westminster on an exclusive basis during the Engagement Period (as defined herein) to sell a minimum of 1,000,0000 shares of The Leather Factory, Inc. common stock ("TLF") held by the Seller. [The exclusivity of this agreement specifically excludes the agreement between Mr. Thompson and the Company's ESOP.]

     2.  ENGAGEMENT  PERIOD
     ----------------------

     This Agreement shall commence on May 1, 2003 and terminate on October 31, 2003 (the "Engagement Period") unless extended by mutual written agreement of Westminster, the Seller and the Company.

     3.  SERVICES
     ------------

     Westminster will represent the Seller as agent in a private placement ("Private Placement or a Placement") of 1,000,000 shares of TLF to be placed for $3.50 or such other price as agreed by Seller. Additionally, Westminster will assist the Company and Seller in the preparation of a Private Placement Memorandum ("Memorandum") for sale of the Seller's common stock, including conducting customary due diligence of the Company, reviewing financial forecasts for the preparation of such Memorandum. In performance of these duties, Westminster shall provide the Seller with the benefits of its commercially reasonable judgment and efforts. The Company is a party to this Agreement solely for the purpose of its agreement to assist the Seller and Westminster in the due diligence and preparation of the Memorandum, which the Company acknowledges will be of benefit to the Company.

     4.  COMPENSATION
     ----------------

     a. At closing of the Placement, the Seller shall pay Westminster 5% of the gross proceeds payable at the in New York Clearinghouse Funds.

     b. Upon commencement of the Engagement, the Company shall pay Westminster a financial advisory fee of $15,000.

     5.  ADDITIONAL  SERVICES
     ------------------------

     Should the Company or Seller desire Westminster to provide any financial advisory or investment banking service(s) ("Additional Services") not listed above, the Company or Seller, as applicable, and Westminster shall enter into an additional engagement letter to be executed by the parties hereto at the commencement of the Additional Service(s) to be rendered by Westminster.

     6.   EXPENSES
     -------------

     The Seller shall reimburse Westminster for any and all reasonable out-of-pocket expenses incurred in connection with services provided to the Seller under this Agreement including, but not limited to travel, legal fees, printed, and other expenses, incurred in connection with Westminster's providing the services stated or contemplated herein. Westminster will not bear any of the Seller's legal, accounting, printing or other expenses in connection with any transaction considered or consummated hereby. It also is understood that neither Westminster, nor the directors, employees and agents of Westminster, will be responsible for any fees or commissions payable to any finder or to any other financial or other advisor utilized or retained by the Seller. With the exception of out of pocket expenses, Westminster shall obtain prior approval from the Seller. All expenses billed by Westminster to the Seller will be invoiced to the Seller and reimbursed on a monthly basis within ten days of receipt.

     7.  LIMITATION  OF  LIABILITY
     -----------------------------

     In the absence of gross negligence or willful misconduct on the part of Westminster, Westminster shall not be liable to the Seller or the Company for any action or omission of Westminster or any of its officers, directors, employees, agents, representatives or stockholders in the course of, or in connection with, rendering or performing any services contemplated hereby.

     8.  INDEMNIFICATION
     -------------------

     The Seller agrees to indemnify Westminster in accordance with the provisions of Annex A hereto, which is incorporated by reference and made a part hereof.

     9.  SEVERABILITY
     ----------------

     Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     10.  MISCELLANEOUS
     ------------------

(a) Any notice or communication between parties hereto shall be sufficiently given if sent by certified or registered mail, postage prepaid, or faxed and confirmed if to the Seller or the Company, addressed to Seller or Company at 3847 East Loop 820 South or if to Westminster, addressed to it at Westminster Securities Corporation, 100 Wall Street, 7th Floor, New York, NY 10005. Such notice or other communication shall be deemed to be given on the date of receipt.

(b) If Westminster shall cease to do business, the provisions hereof relating to duties of Westminster and compensation by the Seller as it applies to Westminster shall thereupon cease to be in effect, except for the Seller's obligation of payment for services rendered prior thereto. This Agreement shall survive any merger of, acquisition of, or acquisition by Westminster and after any such merger or acquisition shall be binding upon the Seller and the entity surviving such merger, acquisition or similar transaction.

(c) This Agreement embodies the entire agreement and understanding between the Seller and Westminster and supersedes any and all negotiations, prior discussions and preliminary and prior agreements and understandings related to the subject matter hereof, and may be modified only by a written instrument duly executed by each party.

(d) This Agreement has been duly authorized, executed and delivered by and on behalf of the Seller and Westminster.

(e) This Agreement shall be deemed made in New York. This Agreement and all controversies arising from or relating to performance under this Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to such state's rules concerning conflicts of law.

The Seller and Westminster each hereby irrevocably consents to personal jurisdiction and venue in any court of the State of New York or any Federal court sitting in the County of New York for the purposes of any suit, action or other proceeding arising out of this Agreement or any of the agreements or transactions contemplated hereby, which is brought by or against the Seller, and hereby agrees that all claims in respect of any such suit, action or proceeding shall be heard and determined in any such court. The Seller and Westminster each hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the Seller or Westminster at its address set forth above, such service to become effective ten (10) days after such mailing. Each of the Seller and Westminster hereby waive any right to trial by jury with respect to any claim, proceeding, counterclaim or action arising out of this Agreement then the prevailing party in such action or proceeding, whether or not the action or proceeding proceeds to final judgment.

(f) There is no relationship of partnership, agency, employment, franchise or joint venture between the parties. Neither party has the authority to bind the other or incur any obligation on its behalf.

(g) The Seller hereby acknowledges that Westminster is not a fiduciary of the Seller and that Westminster makes no representations or warranties regarding Seller's ability to sell the shares of TLF, whether now or in the future.

(h) This Agreement and the rights hereunder may not be assigned by either party (except by operation of law) and shall be binding upon and inure to the benefit of the parties and their respective permitted successors, assigns and legal representatives.

(i) No waiver, amendment or other modification of this Agreement shall be effective unless in writing and signed by both parties. This Agreement may be executed in counterparts, each of which together shall be considered a single document.

(j) All amounts payable to Westminster by the Seller hereunder which are not paid within thirty (30) days of the dates payable shall accrue interest at a rate of twelve (12%) per annum from the date due until paid.

If you are in agreement with the foregoing, please execute and return one copy of this Engagement Agreement and $15,000 from the Company to Westminster.

                              Sincerely,

                              WESTMINSTER  SECURITIES  CORPORATION

                              By:  /s/  John  O'Shea
                                   -----------------
                              Name:  John  O'Shea
                              Title:  President

                              By:  /s/  Samuel  M.  Chase  Jr.
                                   ---------------------------
                              Name:  Samuel  M.  Chase  Jr.
                              Title:  Managing  Director


Agreed  to  and  accepted  this  30th  day  of  April  2003.

By:  /s/  Wray  Thompson
    --------------------
Name:  Mr.  Wray  Thompson


THE  LEATHER  FACTORY,  INC.

Agreed  to  and  accepted  this  30th  day  of  April  2003.

By:  /s/  Shannon  L.  Greene
    -------------------------
Name:  Ms.  Shannon  Greene
Title:  CFO

                                     ANNEX A
                                 INDEMNIFICATION

     Seller hereby agrees to indemnify and hold harmless Westminster and its affiliates, their respective directors, officers, agents, employees and controlling persons, and each of their respective successors and assigns (collectively, the "Indemnified Persons"), to the full extent lawful, from and against any and all losses, claims, damages, judgments, assessments, costs, expenses and other liabilities ("Liabilities") and shall periodically and promptly reimburse each Indemnified Person for all fees (including attorney's fees and costs) and expenses (collectively "Expenses") as they are incurred by them in investigating, preparing, pursuing, or defending any claim, action, proceeding or investigation, whether or not in connection with pending or threatened litigation, action, suit, proceeding or arbitration and whether or not brought by the Seller or any affiliate thereof or any third party and whether or not any Indemnified Person is a party (collectively, "Actions") which
(A) are related to or arise out of actions or alleged actions taken or omitted to be taken (including without limitation any untrue statements or alleged untrue statements made or any statement omitted to be made) by the Seller or (B) are otherwise related to or arise out of Westminster's activities on the Seller's behalf or the advice or services rendered or to be rendered by any Indemnified Person hereunder; provided, however, the Seller shall not be responsible for any Liabilities pursuant to clause (B) or this sentence which are determined by a court of competent jurisdiction in a final judgment which is not longer subject to appeal or further review to have resulted solely from the gross negligence or willful misconduct of such Indemnified Person, and provided further, that the aggregate liability of the Indemnified Person, if any hereunder, shall in no event exceed the total fees paid by the Seller to Westminster under this Agreement. If the foregoing indemnification is unavailable to an Indemnified Person for any reason or insufficient to hold it harmless, the Seller shall contribute to the Liabilities and Expenses for which such indemnification is held unavailable, (i) in such proportion as is appropriate to reflect the relative benefits to the Seller and its stockholders, on the one hand, and Westminster, on the other hand, in connection with Westminster's engagement hereunder or (ii) if the allocation provided by clause
(i) above is not permitted by applicable law, then in such proportion as is appropriate to reflect the relative benefits referred to in clause (i) and also the relative fault of the Seller and Westminster with respect to such Liabilities, and any other relevant equitable considerations; provided, however, that in no event shall the Seller contribute less than the amount necessary to ensure that all Indemnified Persons, in the aggregate, are not liable for any Liabilities and Expenses in excess of the fees actually paid Westminster hereunder. These reimbursement, indemnity and contribution obligations shall be in addition to any liability which the Seller may otherwise have, and shall be binding upon and inure to the benefit of any of its successors, assigns, heirs and representatives. The Seller also agrees that no Indemnified Person shall have any liability to the Seller, its stockholders or any person asserting claims on behalf of the Seller for or in connection with any advise or services rendered or to be rendered by any Indemnified Person pursuant to this Agreement, the transactions contemplated hereby or any action or inaction by an Indemnified Person in connection therewith except, with respect to Westminster, for Liabilities (and related Expenses) of the Seller that are determined by a court of competent jurisdiction in a final judgment no longer subject to appeal or further review to have resulted solely from Westminster's gross negligence or willful misconduct in performing its services hereunder, provided that the aggregate liability of Westminster, if any, hereunder shall be limited to the total fees paid by the Seller to Westminster under this Agreement.

The indemnity, reimbursement and contribution provisions set forth herein shall remain operative and in full force and effect regardless of (i) any withdrawal, termination or consummation of or failure to initiate or consummate any Action referred to herein, (ii) any investigation made by or on behalf of any party hereto or any person controlling (within the meaning of Section 15 of the Securities Act of 1933 as amended, or Section 20 of the Securities Exchange Act of 1934, as amended) any party hereto, (iii) any termination or the completion or expiration of this letter of Westminster's engagement and (iv) whether or not Westminster shall, or shall not be called upon to, render any formal or informal advise in the course of such engagement.